Exhibit 16.1

December 21, 2006

Securities & Exchange Commission

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Premier Indemnity Holding Company and on February 15, 2006, we reported on the balance sheet of Premier Indemnity Holding Company as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. On July 17, 2006 we were dismissed as the independent registered public accounting firm of Premier Indemnity Holding Company. We have read Premier Indemnity Holding Company’s statements included under Item 4.01 of its Form 8-K dated December 21, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the statements related to the engagement of Gregory, Sharer & Stuart, P.A. as the independent registered public accounting firm.

Very truly yours,

/s/ Hamilton, Misfeldt & Company, P.C.

HAMILTON MISFELDT & COMPANY, P.C.